Exhibit 99.72

LETTER OF CONSENT

I refer to the Registration Statement on Form 40-F of Sandspring Resources Ltd. (the “Company,” and such Registration Statement, including all exhibits, the “Registration Statement”).

I consent to the use of (i) the technical report dated July 16, 2010, entitled “Technical Report and Updated Resource Estimate on the Toroparu Gold-Copper Deposit, Upper Puruni River Area, Guyana” (the “Technical Report”), and the extracts from, or summaries of, the Technical Report contained in the Company’s news releases dated June 3, 2010 and the Company’s Annual Information Form for the Year Ended December 31, 2009, dated August 20, 2010; (ii) the technical report dated October 13, 2010, entitled “Technical Report and Updated Resource Estimate on the Toroparu Gold-Copper Deposit, Upper Puruni River Area, Guyana” (the “Technical Report”), and the extracts from, or summaries of, the Technical Report contained in the Company’s news release dated September 15, 2010; (iii) the technical report dated May 5, 2011 entitled “Technical Report, Updated Resource Estimate and Preliminary Economic Assessment on the Toroparu Gold-Copper Deposit, Upper Puruni River Area, Guyana” (the “Technical Report”), and the extracts from, or summaries of, the Technical Report contained in the Company’s news releases dated March 21, 2011 and March 22, 2011; and (iv) my name in the Registration Statement.

Yours very truly,

/s/ Antoine R. Yassa
Antoine R. Yassa, P.Geo.
Independent Geological Consultant
P&E Mining Consultants Inc.

Dated: September 16, 2011